Mail Stop 3561

May 14, 2007

Mark Basile, Chief Executive Officer
BioMetrx, Inc.
500 North Broadway, Suite 204
Jericho, NY 11753

> **Re: BioMetrx, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed April 24, 2007**
> **File No. 333-140628**

Dear Mr. Basile:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. We note that you are registering the sale of 8,575,437 of shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

    If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

    - The number of selling shareholders and the percentage of the overall offering made by each shareholder;

    - The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

Payments Made In connection with the Convertible Note Offering…, page 48

2. We note your disclosures and chart in response to comment 2 in our letter dated March 9, 2007. Please provide additional disclosures so that a reader not familiar with our comment letter can follow your disclosures. For example, explain the relevance of each column. In this regard, provide an explanation of the forbearance note allocation.

Comparison of Company Proceeds from Convertible Notes…, page 49

3. We note your response to comment 5 in our letter dated March 9, 2007. We reissue our comment in part. Please disclose, consistent with your prior disclosures, as a percentage, the total amount of all possible payments and the total possible discount to the market price of the shares underlying the convertible note divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

4. Please remove your references to our comments from your disclosure and include here an explanation of the disclosure so that a reader not familiar with our comments can follow your disclosure.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551-3411 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joel C. Schneider, Esq.
     Sommer & Schneider LLP